

October 15, 2010

Hong Yang
President, Chief Executive Officer
Zenitech Corporation
1000 N. West Street, Suite 1200
Wilmington, DE 19801

> **Re:** **Zenitech Corporation**
> **Registration Statement on Form S-1**
> **Filed September 20, 2010**
> **File No. 333-169494**

Dear Ms. Yang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the company is in the development stage and currently has no operations. We also note that Ms. Yang is a director of Golden Century Resources, a similarly situated company, and that you have disclosure on page 27 regarding her conflicts of interest in presenting corporate opportunities to Zenitech versus Golden Century. These factors suggest that Zenitech may be a blank check company seeking a business combination. Please give us your analysis in this regard, and to the extent that the company may seek to enter into a business combination, please make this clear in your summary and business descriptions. If this is the case, please also revise the terms of the offering to comply with Rule 419 of Regulation C.

Facing Page

2. The EDGAR system reflects that Zenitech's primary standard industrial classification code number is 2673 and not 3990. Please revise accordingly.

Financial Summary Information, page 3

3. Please revise your disclosure to prominently state that you were incorporated on July 28, 2005, but there was no activity until 2009. As a result, you have omitted all financial periods prior to fiscal 2009 as these balances were zero. You disclosure should be similar to the disclosures on page F-6 under the caption "Nature of Operations and Continuation of Business.

Risk Factors, page 4

4. We note the statement "Additional risks not currently known to us or that we currently deem immaterial may also become important factors that could harm our business." Since Zenitech is required to disclose all risks that it believes are material at this time, please delete the statement.

It may be difficult to enforcement judgments or bring actions outside the United States against our Company and certain of our directors and officers, page 7

5. This risk factor suggests that you have several officers and directors, some of whom live outside of the United States. However, we understand that Ms. Yang is your sole officer and director. Please revise this disclosure accordingly so that investors understand, if true, that there are no officers or directors of the company living in the United States.

Selling Security Holders, page 10

6. Include an additional bullet point statement at the outset relating to Ms. Hong Yang's acquisition of 12,800,000 shares of common stock on January 9, 2009. We note that she is also a selling security holder of 800,000 shares, as well as the disclosure on page 34.

7. It appears that the consulting agreement you refer to in the first bullet point should include Mr. Yu, rather than Mr. Yang, as a party. Please revise accordingly.

8. Disclosure that Zenitech issued 508,466 shares of common stock to 42 non-U.S. investors on May 12, 2019 (sic) is inconsistent with disclosure on page 34 that Zenitech issued 508,466 shares of common stock to 42 non-U.S. investors on March 12, 2010. Please reconcile the disclosures.

Legal Matters, page 16

9. Include counsel's address as required by paragraph 23 of Schedule A of the Securities Act.

Product Development, page 18

10. Please clarify what you mean when you refer to a "worldwide patent application." What body or jurisdiction issues a worldwide patent, and how can it protect your rights on a worldwide basis? Do you mean that you will apply for patents in various countries throughout the world? In addition, we note your disclosure on page 16 that you have already been granted a patent in the PRC, yet on page 17 under "The Product," you state that you are expecting patent approval in the PRC. Please reconcile all of these statements and provide more complete discussion of your patents, patent applications, and plans for additional applications, if any.

11. Please elaborate on what a "production system" is. We note that you expect to spend $200,000 on ten production systems in order to become operational.

Available Information, page 21

12. Please provide the information regarding annual reports to security holders that is required by Item 101(h)(5)(i) of Regulation S-K. In addition, please include disclosure advising investors that once your registration statement becomes effective, you will file reports with the SEC as required by Section 15(d) of the Exchange Act.

Description of Property, page 22

13. File the lease agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Position and Results of Operations, page 23

14. We note that you generated revenue of $24,962 during the year ended December 31, 2009 but did not generate any revenue during the six months ended June 30, 2010. Please revise your MD&A to explain whether the revenue generated during 2009 was from one or several customers, if you expect any future sales to continue to this customer(s), the reasons why or why not, and the reasons why you were not able to generate any revenues during the six months ended June 30, 2010. Please also describe your current manufacturing process to explain why you have no inventory on hand in the event that your marketing efforts were successful in finding new customers.

Liquidity, page 23

15. We note your disclosure on page 18 that you "expect" to raise $400,000 in 2011 and 2012. Please elaborate on the basis for this expectation in your liquidity section. In addition, please clarify how you expect to finance the balance of the required $645,000 (i.e., $245,000) in this section as well.

Capital Resources, page 24

16. Disclosure that Zenitech is obligated to pay a rental expense of $600 every month for use of its office space is inconsistent with disclosure on page 22 that Zenitech has rental expenses of $199 per month for its executive office. Please reconcile the disclosures.

Directors and Officers, page 26

17. Please elaborate on the nature of Ms. Yang's responsibilities as an assistant to the Deputy General Manager of Derise Group, and clarify the dates of her employment with Derise.

18. Please state whether Ms. Yang received a degree of any type from Whitworth College.

19. We note disclosure in your risk factors that Ms. Yang works as a part-time consultant in the areas of business development and management. Please elaborate on this business experience in her biographical information.

20. Please describe the scope and nature of the business conducted by Golden Century Resources, and state, if true, that it is a development stage company. We note disclosure to this effect in Golden Century's Form 10-K for its fiscal year ended June 30, 2010. In addition, according to Golden Century's Form 10-K, the scope of its business includes not only a medical supplies business, but the possible acquisition of a prospecting or mining permit, which seems unrelated to a medical supplies business and should be separately described.

Conflicts of Interest, page 27

21. As noted in our comment above, it appears that the other company organized by Ms. Yang and for whom she currently serves as a director has not yet become operational and may be searching for other opportunities, such as the mining permit. If Zenitech intends to seek other business opportunities as well, as suggested in your disclosure in the second sentence of this section, please make this year and also state, if true, that you have no arrangement or understanding in place with Ms. Yang for the allocation of corporate opportunities.

Certain Relationships and Related Transactions, page 29

22. Identify the parties with whom Zenitech entered into consulting agreements on October 1, 2009 and February 1, 2009. We note the consulting agreements filed as exhibits 10.2, 10.3, and 10.4 to the registration statement. See Item 404(b) of Regulation S-K.

23. Refer to the financial statements' Note 3, and disclose here Zenitech's indebtedness to Ms. Hong Yang for expenses paid on its behalf.

24. If applicable, disclose transactions with promoters. See Item 404(d) of Regulation S-K. Please also elaborate for us supplementally on the activities that each of the company's consultants have engaged in and provide your analysis whether they are promoters, as that term is defined in Rule 405 of Regulation C.

25. You disclosed that on January 9, 2009, you issued 12,800,000 shares of your common stock to your President and CEO. You disclosed here and on page F-7 that the shares were recorded at par value, which is equal to $0.001 per share.   However, on your balance sheet on page F-2, you disclose a par value of $0.0001. Please revise your disclosures throughout your filing where appropriate to correct these inconsistencies.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

26. In paragraph three of the audit opinion, your auditor discloses that the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Please request that your auditors revise paragraph three to reference the period from inception through December 31, 2009, as well.

Statements of Operations, page F-3

27. Please revise your statements of operations to include earnings per share information for the period from July 28, 2005 (Inception) to December 31, 2009. Refer to FASB ASC 260-10-50-1.

Statements of Cash Flows, page F-4

28. Your non-cash supplemental disclosures for 2009 include $14,057 of payments made by a shareholder on behalf of the company. Please revise your disclosures in Note 7 to explain the types of expenses paid for by the shareholder. Please also tell us in your supplemental response how you considered FASB ASC 230 in determining your current

presentation of these fees as an adjustment to reconcile net losses to net cash used in operating activities.

Statement of Stockholders' Deficit, page F-5

29. Since you have disclosed that you are a development stage company, please revise your statement of stockholders' equity to include the disclosures required by FASB ASC 915-215-45-1. FASB ASC 915 requires that for each issuance, your statement of stockholders' equity should include the date and number of stock, warrants, rights and/or other equity securities issued, the per share dollar amounts assigned to the consideration received and the nature of the consideration received.

2 – Summary of Significant Accounting Policies, page F-6

30. Please disclose the types of expenses that you include in the cost of revenue line item and the types of expenses that you include in the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenue line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenue, please disclose:

- in a footnote the line items where these excluded costs are recorded and the amounts included in each line item for each period presented, and

- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenue and others like you exclude a portion of them from gross margin, including them instead in another line item, such as general and administrative expenses.

31. Please disclose your accounting policy for shipping and handling costs. Refer to FASB ASC 605-45-50-2.

32. Please disclose your accounting policy for advertising. Refer to FASB ASC 720-35-50-1.

Financial Statements – June 30, 2010

General

33. Please address the above comments in your interim financial statements, as applicable.

Recent Sales of Unregistered Securities, page 34

34. State the consideration received by Zenitech for the 12, 800,000 shares of common stock issued to Ms. Hong Yang on January 9, 2009. <u>See</u> Item 701(c) of Regulation S-K.

Exhibit 5.1

35. We note the reference to Delaware law in the third paragraph. Provide written confirmation before the registration statement's effectiveness that counsel concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting those laws.

36. Please give the date on which the S-1 was filed in place of the reference "September X, 2010."

Exhibit 23.1

37. Please request that your auditors revise their consent to also refer to the audited consolidated financial statements of Zenitech Corporation for the period from inception to December 31, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest M. Greene, Staff Accountant, at 202-551-3733 or Lisa H. Etheredge, Staff Accountant, at 202-551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at 202-551-3728 or me at 202-551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Dennis Brovarone, Esq. (by facsimile at 303-466-4826)